UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: April 3, 2014

Commission File Number 001-34104

NAVIOS MARITIME ACQUSITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

On March 31, 2014, Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) issued a press release announcing that the Company and Navios Acquisition Finance (US) Inc. (together with Navios Acquisition, the “Co-Issuers”) completed a private offering of $60 million in aggregate principal amount of 8.125% First Priority Ship Mortgage Notes due 2021 (the “Notes”). The Company intends to use the net proceeds of the offering for general corporate purposes, including to replace cash on its balance sheet that was used to partially finance the acquisition cost of the Nave Buena Suerte, which was previously delivered on March 10, 2014. The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

The terms of the Notes are identical to the terms of the $610 million of 8.125% First Priority Ship Mortgage Notes due 2021 that were issued in November 2013 (the “Existing Notes”) pursuant to the indenture dated November 13, 2013, among the Co-Issuers, the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee (the “Indenture”). Each of the Company’s direct and indirect subsidiaries that guarantees the Existing Notes also guarantees the Notes. The Notes and the Existing Notes have the same terms and ranking and are treated as a single class for all purposes under the Indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase). The third supplemental indenture to the Indenture in respect of the Notes is attached as Exhibit 4.3 to this Report and is incorporated herein by reference.

Additionally, on January 8, 2014 and February 20, 2014, the Co-Issuers, the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee, entered into the first supplemental indenture to the Indenture and the second supplemental indenture to the Indenture, respectively, to add the entities identified therein as guarantors. A copy of the first supplemental indenture and the second supplemental indenture are attached as Exhibit 4.1 and Exhibit 4.2, respectively, and are incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statement on Form F-3, File No. 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: April 3, 2014	By:	/s/ Angeliki Frangou
		Name:	Angeliki Frangou
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	First Supplemental Indenture, dated January 8, 2014

4.2	Second Supplemental Indenture, dated February 20, 2014

4.3	Third Supplemental Indenture, dated March 31, 2014

99.1	Press Release dated March 31, 2014